Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Closing of Disposal of Its Mainland China Enterprise Solutions Business

HONG KONG — September 23, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a renowned marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it has closed its previously announced disposal of its enterprise solutions business in mainland China in accordance with the terms and conditions of the share purchase agreement dated July 19, 2024.

The Company is continuing to optimize its operations, enhance profitability, and realign the business focus to meet market trends and drive shareholder value.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned marketing cloud platform in China. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle.

Safe Harbor Statement

This press release contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is current as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com